Exhibit 99.1

Constellium Reports First Quarter 2018 Results

Amsterdam – April 26, 2018 – Constellium N.V. (NYSE: CSTM) today reported results for the first quarter ended March 31, 2018.

First quarter 2018 highlights:

Shipments of 388 thousand metric tons increased 4% compared to Q1 2017; Automotive shipments up 24% compared to Q1 2017

Revenue of €1.4 billion, up 4% compared to Q1 2017

Net loss of €24 million compared to net income of €13 million in Q1 2017

Adjusted EBITDA of €117 million, up 26% from Q1 2017

Project 2019 run rate savings of €25 million as of March 31, 2018

Jean-Marc Germain, Constellium’s Chief Executive Officer said, “Constellium delivered strong results in the first quarter of 2018. Steady end market demand and solid operational performance, including the benefit of Project 2019 savings, drove improvement across each of our segments. I’m pleased that our team was able to continue the momentum built last year.”

Mr. Germain continued, “Despite uncertainties around global trade, our focus remains on executing our strategy and on increasing value for our shareholders. We reiterate our Adjusted EBITDA guidance of high single digit growth annually through 2020, leading to over €500 million in 2020, and our guidance to be Free Cash Flow positive in 2019.”

Ryan Wentling – Investor Relations	Delphine Dahan-Kocher – Communications
Phone: +1 (212) 675-5450	Phone: +1 (212) 858 9963
Investor-relations@constellium.com	delphine.dahan-kocher@constellium.com

Group Summary

	Q1 2018	Q1 2017	Var.
Shipments (k metric tons)	388	375	4%
Revenue (€ millions)	1,386	1,328	4%
Net (loss) / income (€ millions)	(24)	13	n.m.
Adjusted EBITDA (€ millions)	117	93	26%
Adjusted EBITDA per metric ton (€)	302	249	22%

The difference between the sum of reported segment revenue and total group revenue includes revenue from certain non-core activities and inter-segment eliminations. The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate.

For the first quarter of 2018, shipments of 388 thousand metric tons increased 4% compared to the first quarter of 2017 due to higher shipments in each of our segments. Revenue of €1.4 billion increased 4% compared to the first quarter of last year due primarily to higher shipments and higher aluminium prices, partially offset by foreign exchange translation. Net loss of €24 million compares to net income of €13 million in the first quarter of 2017. Adjusted EBITDA of €117 million increased 26% from the first quarter of last year on improved performance by each of our segments.

Results by Segment

Packaging & Automotive Rolled Products (P&ARP)

	Q1 2018	Q1 2017	Var.
Shipments (k metric tons)	259	254	2%
Revenue (€ millions)	738	705	5%
Adjusted EBITDA (€ millions)	51	41	26%
Adjusted EBITDA per metric ton (€)	198	160	24%

First quarter Adjusted EBITDA increased compared to the first quarter of 2017 primarily due to higher volumes, including a 39% increase in Automotive rolled product shipments, and favorable metal costs, partially offset by costs associated with the ramp up of our automotive programs and foreign exchange translation.

For the first quarter of 2018, shipments of 259 thousand metric tons increased 2% from the first quarter of last year on higher Automotive rolled product shipments partially offset by lower Packaging rolled product shipments. Revenue of €738 million increased 5% compared to the first quarter of 2017 primarily as a result of higher Automotive rolled product shipments and higher aluminium prices, partially offset by foreign exchange translation.

Aerospace & Transportation (A&T)

	Q1 2018	Q1 2017	Var.
Shipments (k metric tons)	64	61	6%
Revenue (€ millions)	343	343	0%
Adjusted EBITDA (€ millions)	34	28	18%
Adjusted EBITDA per metric ton (€)	520	468	11%

First quarter Adjusted EBITDA increased as compared to the first quarter of 2017 due to better price and mix and continued success in developing the TID end markets, partially offset by lower Aerospace rolled product shipments and foreign exchange translation.

For the first quarter of 2018, shipments of 64 thousand metric tons increased 6% compared to the first quarter of 2017 as higher Transportation, Industry and Other rolled product shipments were partially offset by lower Aerospace rolled product shipments. Revenue of €343 million was comparable to the first quarter of last year as higher shipments and higher aluminium prices were offset by foreign exchange translation.

Automotive Structures & Industry (AS&I)

	Q1 2018	Q1 2017	Var.
Shipments (k metric tons)	65	60	8%
Revenue (€ millions)	317	286	11%
Adjusted EBITDA (€ millions)	36	31	16%
Adjusted EBITDA per metric ton (€)	553	514	8%

First quarter Adjusted EBITDA increased compared to the first quarter of last year primarily due to higher shipments of both Automotive and Other extruded products on strong market demand, improved price and mix and solid cost control.

For the first quarter of 2018, shipments of 65 thousand metric tons increased 8% compared to the first quarter of last year. Revenue of €317 million increased 11% compared to the first quarter of 2017 on higher shipments.

Net Income

For the first quarter of 2018, net loss of €24 million compares to net income of €13 million in the first quarter of 2017. The change in net income is primarily attributable to an unfavorable change in the value of unrealized derivatives and a gain from pension and benefit plan amendments in the first quarter of 2017, partially offset by the improvement in Adjusted EBITDA, lower financing costs compared to the first quarter of 2017 that included the costs of the refinancing completed in that quarter and lower income tax expense.

Cash Flow and Liquidity

For the first quarter of 2018, Free Cash Flow was an outflow of €68 million as compared to an outflow of €33 million in the same period of the prior year. The change as compared to the first quarter of last year was primarily due to higher working capital, partially offset by higher Adjusted EBITDA and lower capital expenditures.

Cash flows used in operating activities were €24 million for the first quarter of 2018 as compared to cash flows from operating activities of €36 million in the first quarter of last year. Constellium increased factored receivables by €8 million in the first quarter of 2018 as compared to a reduction of €71 million in the same period of the prior year.

Cash flows used in investing activities were €44 million for the first quarter of 2018 as compared to cash flows used in investing activities of €69 million in the first quarter of last year.

Cash flows from financing activities were €10 million for the first quarter of 2018 as compared to cash flows used in financing activities of €4 million in the first quarter of last year.

Liquidity at March 31, 2018 was €551 million, comprised of €211 million of cash and cash equivalents and €340 million available under our committed lending facilities and factoring arrangements. Liquidity at December 31, 2017 was €531 million.

Net debt was €1,927 million at March 31, 2018, as compared to €1,889 million at December 31, 2017.

Outlook

We continue to expect Adjusted EBITDA growth in the high single digits annually through 2020, leading to over €500 million of Adjusted EBITDA in 2020.

The Company is not able to provide a reconciliation of this Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, it is unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net income in the future.

Other Recent Developments

On April 6, 2018, the U.S. Treasury Department announced that it was implementing sanctions on various Russian individuals and companies they own and control, including United Company Rusal Plc with whom we do business through its subsidiaries. On April 23, 2018, the U.S. Treasury Department issued General License 14, which extends the wind-down period and permits operations to continue with Rusal until October 23, 2018. While Constellium currently expects to be able to meet its aluminium consumption requirements, the Company continues to evaluate the risk of temporary supply disruptions as a result of the sanctions and is implementing countermeasures, where appropriate.

Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, economic downturn, the loss of key customers, suppliers or other business relationships; disruption to business operations; the inability to meet customer quality requirements; delayed readiness for the North American Auto Body Sheet market, the capacity and effectiveness of our hedging policy activities, failure to retain key employees, and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €5.2 billion of revenue in 2017.

Constellium’s earnings materials for the first quarter ended March 31, 2018, are also available on the company’s website (www.constellium.com).

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

(in millions of Euros)	Three months ended March 31, 2018	Three months ended March 31, 2017
Revenue	1,386	1,328
Cost of sales	(1,253)	(1,188)

Gross profit	133	140

Selling and administrative expenses	(58)	(65)
Research and development expenses	(11)	(11)
Restructuring costs	—	(2)
Other (losses) / gains—net	(47)	38

Income from operations	17	100

Finance costs—net	(34)	(54)
Share of loss of joint-ventures	(3)	(6)

(Loss) / Income before income tax	(20)	40

Income tax expense	(4)	(27)

Net (loss) / income	(24)	13

Net (loss) / income attributable to:
Equity holders of Constellium	(24)	13
Non-controlling interests	—	—

Net (loss) / income	(24)	13

Earnings per share attributable to the equity holders of
Constellium, in euros per share
Basic	(0.18)	0.12
Diluted	(0.18)	0.12
Weighted average shares, in thousands
Basic	134,473	105,550
Diluted	134,473	106,634

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS) (UNAUDITED)

(in millions of Euros)	Three months ended March 31, 2018	Three months ended March 31, 2017
Net (loss) / income	(24)	13

Other comprehensive income / (loss)
Items that will not be reclassified subsequently to the consolidated income statement
Remeasurement on post-employment benefit obligations	25	9
Income tax on remeasurement on post-employment benefit obligations	(6)	(2)
Items that may be reclassified subsequently to the consolidated income statement
Cash flow hedge	9	5
Income tax on cash flow hedge	(3)	(2)
Currency translation differences	(3)	(2)

Other comprehensive income / (loss)	22	8

Total comprehensive (loss) / income	(2)	21

Attributable to:
Equity holders of Constellium	(2)	21
Non-controlling interests	—	—

Total comprehensive (loss) / income	(2)	21

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

(in millions of Euros)	At March 31, 2018	At December 31, 2017
Assets
Current assets
Cash and cash equivalents	211	269
Trade receivables and other	577	419
Inventories	667	643
Other financial assets	38	69

	1,493	1,400

Non-current assets
Property, plant and equipment	1,497	1,517
Goodwill	393	403
Intangible assets	66	68
Investments accounted for under the equity method	1	1
Deferred income tax assets	158	164
Trade receivables and other	45	48
Other financial assets	100	110

	2,260	2,311

Total Assets	3,753	3,711

Liabilities
Current liabilities
Trade payables and other	1,006	930
Borrowings	111	106
Other financial liabilities	41	23
Income tax payable	14	11
Provisions	40	40

	1,212	1,110

Non-current liabilities
Trade payables and other	50	54
Borrowings	1,982	2,021
Other financial liabilities	55	43
Pension and other post-employment benefit obligations	633	664
Provisions	113	113
Deferred income tax liabilities	26	25

	2,859	2,920

Total Liabilities	4,071	4,030

Equity
Share capital	3	3
Share premium	420	420
Retained deficit and other reserves	(749)	(750)

Equity attributable to equity holders of Constellium	(326)	(327)
Non-controlling interests	8	8

Total Equity	(318)	(319)

Total Equity and Liabilities	3,753	3,711

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

(in millions of Euros)	Share Capital	Share Premium	Remeasurement	Cash flow hedges	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non-controlling interests	Total equity
At January 1, 2018	3	420	(147)	13	(7)	25	(634)	(327)	8	(319)
Net loss	—	—	—	—	—	—	(24)	(24)	—	(24)
Other comprehensive income / (loss)	—	—	19	6	(3)	—	—	22	—	22

Total comprehensive income / (loss)	—	—	19	6	(3)	—	(24)	(2)	—	(2)

Transactions with equity holders Share-based compensation	—	—	—	—	—	3	—	3	—	3
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—

At March 31, 2018	3	420	(128)	19	(10)	28	(658)	(326)	8	(318)

(in millions of Euros)	Share Capital	Share Premium	Remeasurement	Cash flow hedges	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non-controlling interests	Total equity
At January 1, 2017	2	162	(151)	(18)	12	17	(603)	(579)	9	(570)
Net income	—	—	—	—	—	—	13	13	—	13
Other comprehensive income / (loss)	—	—	7	3	(2)	—	—	8	—	8

Total comprehensive income / (loss)	—	—	7	3	(2)	—	13	21	—	21

Transactions with equity holders Share-based compensation	—	—	—	—	—	2	—	2	—	2
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—

At March 31, 2017	2	162	(144)	(15)	10	19	(590)	(556)	9	(547)

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

(in millions of Euros)	Three months ended March 31, 2018	Three months ended March 31, 2017
Net (loss) / income	(24)	13
Adjustments
Depreciation and amortization	44	43
Finance costs – net	34	54
Income tax expense	4	27
Share of loss of joint-ventures	3	6
Unrealized losses / (gains) on derivatives—net and from remeasurement of monetary assets and liabilities—net	53	(23)
Losses on disposal	1	1
Other – net	2	1
Interest paid	(36)	(39)
Income tax paid	(1)	(2)
Change in trade working capital
Inventories	(31)	(27)
Trade receivables	(141)	(122)
Trade payables	82	123
Change in provisions and pension obligations	(1)	(21)
Other working capital	(13)	2

Net cash flows (used in) / from operating activities	(24)	36

Purchases of property, plant and equipment	(47)	(60)
Equity contributions and loans to joint-ventures	—	(14)
Other investing activities	3	5

Net cash flows used in investing activities	(44)	(69)

Proceeds from issuance of Senior Notes	—	610
Repayments of Senior Notes	—	(610)
Proceeds / (Repayments) from revolving credit facilities and other loans	6	9
Payment of deferred financing costs and exit fees	—	(40)
Other financing activities	4	27

Net cash flows from / (used in) financing activities	10	(4)

Net (decrease) / increase in cash and cash equivalents	(58)	(37)
Cash and cash equivalents—beginning of period	269	347
Effect of exchange rate changes on cash and cash equivalents	—	(1)

Cash and cash equivalents—end of period	211	309

SEGMENT ADJUSTED EBITDA

(in millions of Euros)	Three months ended March 31, 2018	Three months ended March 31, 2017
P&ARP	51	41
A&T	34	28
AS&I	36	31
Holdings and Corporate	(4)	(7)

Total	117	93

SHIPMENTS AND REVENUE BY PRODUCT LINE

(in k metric tons)	Three months ended March 31, 2018	Three months ended March 31, 2017
Packaging rolled products	199	208
Automotive rolled products	48	34
Specialty and other thin-rolled products	12	12
Aerospace rolled products	27	28
Transportation, industry and other rolled products	37	33
Automotive extruded products	29	28
Other extruded products	36	32
Other	—	—

Total shipments	388	375

(in millions of Euros)
Packaging rolled products	536	550
Automotive rolled products	155	104
Specialty and other thin-rolled products	47	51
Aerospace rolled products	179	201
Transportation, industry and other rolled products	164	142
Automotive extruded products	169	158
Other extruded products	148	128
Other and inter-segment eliminations	(12)	(6)

Total revenue	1,386	1,328

NON-GAAP MEASURES

Reconciliation of net income to Adjusted EBITDA (a non-GAAP measure)

(in millions of Euros)	Three months ended March 31, 2018	Three months ended March 31, 2017
Net (loss) / income	(24)	13
Income tax expense	4	27

(Loss) / Income before income tax	(20)	40
Finance costs—net	34	54
Share of loss of joint-ventures	3	6

Income from operations	17	100
Depreciation and amortization	44	43
Restructuring costs	—	2
Unrealized losses / (gains) on derivatives	54	(28)
Unrealized exchange (gains) / losses from remeasurement of monetary assets and liabilities—net	(1)	4
Gains on pension plans amendments (A)	—	(22)
Share based compensation	3	2
Metal price lag (B)	(4)	(13)
Start-up and development costs (C)	4	5

Adjusted EBITDA	117	93

(A)	For the three months ended March 31, 2017, amendments to certain Swiss pension plan, U.S. pension plan and OPEB resulted in a €22 million gain.
(B)	Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium revenues are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the period.
(C)	For the three months ended March 31, 2018, start-up and development costs include mainly €4 million related to new projects in our Automotive Structures and Industry segment. For the three months ended March 31, 2017, start-up costs relating to new sites and business development initiatives amounted to €5 million of which €2 million related to Auto Body Sheet growth projects both in Europe and the U.S.

Reconciliation of net cash flows from operating activities to Free Cash Flow (a non-GAAP measure)

(in millions of Euros)	Three months ended March 31, 2018	Three months ended March 31, 2017
Net cash flows (used in) / from operating activities	(24)	36
Purchases of property, plant and equipment	(47)	(60)
Equity contributions and loans to joint-ventures	—	(14)
Other investing activities	3	5

Free Cash Flow	(68)	(33)

Reconciliation of borrowings to Net debt (a non-GAAP measure)

(in millions of Euros)	At March 31, 2018	At December 31, 2017
Borrowings	2,093	2,127
Fair value of cross currency basis swaps, net of margin calls	46	32
Cash and cash equivalents	(211)	(269)
Cash pledged for issuance of guarantees	(1)	(1)

Net debt	1,927	1,889

Non-GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”), this press release includes information regarding certain financial measures which are not prepared in accordance with IFRS (“non-GAAP measures”). The non-GAAP financial measures used in this press release are: Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow and Net debt. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non-GAAP measures are important supplemental measures of our operating and financial performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business, our results of operations and our financial position, as well as assisting investors in evaluating how well we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures and may not be comparable to similarly titled measures of other companies.

In considering the financial performance of the business, management and our chief operational decision maker, as defined by IFRS, analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the period. We believe Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions which do not qualify for hedge accounting, metal price lag, share based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

Adjusted EBITDA is the measure of performance used by management in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag, this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenues. Management believes this measure also provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. Historically, we have used Adjusted EBITDA in calculating our compliance with financial covenants under certain of our loan facilities.

Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS.

Free Cash Flow is net cash flow from operating activities less capital expenditure, equity contributions and loans to joint ventures and other investing activities. Net debt is defined as borrowings plus or minus the fair value of cross currency basis swaps net of margin calls less cash and cash equivalents and cash pledged for the issuance of guarantees.

Management believes that Free Cash Flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. Management believes that Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company.

Net debt and Free Cash Flow are not presentations made in accordance with IFRS, and should not be considered as an alternative to borrowings or operating cash flows determined in accordance with IFRS.